SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2016
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Kenichiro Yoshida
(Signature)
Kenichiro Yoshida
Executive Deputy President and
Chief Financial Officer

Date: April 21, 2016

List of materials

Documents attached hereto:

i) Press release: Sony Announces Impairment of Long-lived Assets Related to Camera Modules in the Devices Segment and Revision of Consolidated Results Forecast for the Fiscal Year Ended March 31, 2016

1-7-1 Konan, Minato-ku Tokyo 108-0075 Japan
News & Information

No. 16-041E
3:00 P.M. JST, April 21, 2016
Sony Announces Impairment of Long-lived Assets Related to Camera Modules in the Devices Segment and Revision of Consolidated Results
Forecast for the Fiscal Year Ended March 31, 2016

Tokyo, April 21, 2016 – Sony Corporation recorded an impairment charge in operating income of 59.6 billion yen related to long-lived assets in the Devices segment.  Incorporating this impairment charge, the consolidated results forecast announced on January 29, 2016 for the fiscal year ended March 31, 2016 (April 1, 2015 to March 31, 2016) has been revised as detailed below.

1.	Background and Reason for the Impairment Charge

Due to a decrease in projected future demand, Sony has revised its Mid-Range Plan for the camera module business in the Devices segment from the period beginning with the fiscal year ending March 31, 2017.  Given the decrease in projected future demand, Sony performed an impairment analysis during the quarter ended March 31, 2016 and determined that future cash flows would not be sufficient to recover the entire carrying amount of the long-lived assets, leading to the recording of an impairment charge of 59.6 billion yen.

2.	Consolidated Results Forecast for the Fiscal Year Ended March 31, 2016

	(Billions of yen)
	April Forecast	January Forecast	March 31, 2015 Results	Change – April Forecast vs.
				January Forecast		March 31, 2015 Results
Sales and operating revenue	¥8,100	¥7,900	¥8,215.9	+ ¥200 bil	+2.5%	- ¥115.9 bil	-1.4%
Operating income	290	320	68.5	- 30 bil	-9.4%	+ 221.5 bil	+323.1%
Income before income taxes	300	345	39.7	- 45 bil	-13.0%	+ 260.3 bil	+655.1%
Net income (loss) attributable to Sony Corporation’s stockholders	145	140	(126.0)	+ 5 bil	+3.6%	+ 271.0 bil	-

All amounts are presented on the basis of Generally Accepted Accounting Principles in the U.S. (“U.S. GAAP”).

The forecast for consolidated results for the fiscal year ended March 31, 2016, as announced on January 29, 2016, was based on assumed foreign currency exchange rates for the fourth quarter (from January 1, 2016 to March 31, 2016) of approximately 120 yen to one U.S. dollar and approximately 129 yen to one euro.  The actual average rates for the fourth quarter were 115.4 yen to one U.S. dollar and 127.2 yen to one euro.

The forecast for sales and operating revenue is approximately 8,100 billion yen.

The forecast for operating income has been revised downward due to negative factors including a deterioration of results in the Devices segment, mainly resulting from the above-mentioned impairment charge related to camera modules, and a significant decrease in interest rates in the Financial Services segment, partially offset by cost reductions in the Home Entertainment & Sound and Imaging Products & Solutions segments.  The above-mentioned negative factors were also partially offset by an allocation for downward revision risk previously incorporated in All Other, Corporate and Elimination.

The forecast for income before income taxes was revised downward primarily due to the above-mentioned downward revision in operating income and an anticipated increase in foreign exchange losses compared with the January forecast.

The forecast for net income attributable to Sony Corporation’s stockholders is expected to increase from the January forecast despite the above-mentioned downward revision in income before income taxes, primarily due to a reversal of valuation allowances on deferred tax assets for local taxes by a subsidiary in Japan.

The earthquake of April 14, 2016 and subsequent earthquakes in the Kumamoto region have no impact on the consolidated financial results forecast for the fiscal year ended March 31, 2016.  The impact on the consolidated financial results forecast for the fiscal year ending March 31, 2017 is currently being evaluated.

The current forecast has been prepared based on information available at the time of the issuance of this release. Actual results may differ from this forecast due to a variety of factors. See “Cautionary Statement” below for further details.

The actual consolidated results for the fiscal year ended March 31, 2016 are scheduled to be announced on April 28, 2016.

Cautionary Statement
Statements made in this release with respect to Sony’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Sony. Forward-looking statements include, but are not limited to, those statements using words such as “believe,” “expect,” “plans,” “strategy,” “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “aim,” “intend,” “seek,” “may,” “might,” “could” or “should,” and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management’s assumptions, judgments and beliefs in light of the information currently available to it. Sony cautions investors that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore investors should not place undue reliance on them. Investors also should not rely on any obligation of Sony to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Sony disclaims any such obligation. Risks and uncertainties that might affect Sony include, but are not limited to:
(i)	the global economic environment in which Sony operates and the economic conditions in Sony’s markets, particularly levels of consumer spending;
(ii)
foreign exchange rates, particularly between the yen and the U.S. dollar, the euro and other currencies in which Sony makes significant sales and incurs production costs, or in which Sony’s assets and liabilities are denominated;

(iii)
Sony’s ability to continue to design and develop and win acceptance of, as well as achieve sufficient cost reductions for, its products and services, including televisions, game platforms and smartphones, which are offered in highly competitive markets characterized by severe price competition and continual new product and service introductions, rapid development in technology and subjective and changing consumer preferences;

(iv)	Sony’s ability and timing to recoup large-scale investments required for technology development and production capacity;
(v)	Sony’s ability to implement successful business restructuring and transformation efforts under changing market conditions;
(vi)
Sony’s ability to implement successful hardware, software, and content integration strategies for all segments excluding the Financial Services segment, and to develop and implement successful sales and distribution strategies in light of the Internet and other technological developments;

(vii)
Sony’s continued ability to devote sufficient resources to research and development and, with respect to capital expenditures, to prioritize investments correctly (particularly in the electronics businesses);

(viii)	Sony’s ability to maintain product quality;
(ix)	the effectiveness of Sony’s strategies and their execution, including but not limited to the success of Sony’s acquisitions, joint ventures and other strategic investments;
(x)	significant volatility and disruption in the global financial markets or a ratings downgrade;
(xi)	Sony’s ability to forecast demands, manage timely procurement and control inventories;
(xii)	the outcome of pending and/or future legal and/or regulatory proceedings;
(xiii)	shifts in customer demand for financial services such as life insurance and Sony’s ability to conduct successful asset liability management in the Financial Services segment;
(xiv)	the impact of unfavorable conditions or developments (including market fluctuations or volatility) in the Japanese equity markets on the revenue and operating income of the Financial Services segment;
(xv)	Sony’s ability to anticipate and manage cybersecurity risk, including the risk of unauthorized access to Sony’s business information, potential business disruptions or financial losses; and
(xvi)	risks related to catastrophic disasters or similar events.
Risks and uncertainties also include the impact of any future events with material adverse impact.

Investor Relations Contacts:
Tokyo	New York	London
Atsuko Murakami	Justin Hill	Toshiyuki Takahashi
+81-(0)3-6748-2111	+1-212-833-6722	+44-(0)1932-816-000

IR home page: http://www.sony.net/IR/

EOF

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